Exhibit 99.1

BROOKFIELD RENEWABLE ANNOUNCES RENEWAL OF NORMAL

COURSE ISSUER BID FOR PREFERRED UNITS AND RENEWAL OF

BRP EQUITY’S NORMAL COURSE ISSUER BID FOR PREFERRED SHARES

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, July 7, 2021 – Brookfield Renewable today announced that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) of its intention to renew its normal course issuer bid for its Class A preferred limited partnership units (“Preferred Units”) and has also accepted a notice filed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) of its intention to renew its normal course issuer bid for its outstanding Class A preference shares (“Preferred Shares”). BRP Equity is a wholly-owned subsidiary of Brookfield Renewable. Brookfield Renewable believes that in the event that the Preferred Units or Preferred Shares trade in a price range that does not fully reflect their value, the acquisition of Preferred Units or Preferred Shares may represent an attractive use of available funds. After giving effect to the previously announced redemption of Series 9 Preferred Units on July 31, 2021, there will be five series of Preferred Units and five series of Preferred Shares outstanding and listed on the TSX.

Under Brookfield Renewable’s normal course issuer bid for Preferred Units, Brookfield Renewable is authorized to repurchase a total of approximately 10% of the public float of each respective series of the Preferred Units as follows:

Series	Ticker	Issued and outstanding units[1]	Public float[1]	Average daily trading volume[2]	Maximum number of units subject to purchase[3]
					Total	Daily
5	BEP.PR.E	2,885,496	2,885,496	2,336	288,549	1,000
7	BEP.PR.G	7,000,000	7,000,000	7,831	700,000	1,957
11	BEP.PR.K	10,000,000	10,000,000	6,888	1,000,000	1,722
13	BEP.PR.M	10,000,000	10,000,000	7,252	1,000,000	1,813
15	BEP.PR.O	7,000,000	7,000,000	6,310	700,000	1,577

1.	Calculated as at July 2, 2021.
2.	For the 6 months ended June 30, 2021.
3.	In accordance with TSX rules, any daily repurchases with respect to the Series 5 Preferred Units would be limited to 1,000 Preferred Units.

Under BRP Equity’s normal course issuer bid for Preferred Shares, BRP Equity is authorized to repurchase a total of approximately 10% of the public float of each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and outstanding shares[4]	Public float[4]	Average daily trading volume[5]	Maximum number of shares subject to purchase[6]
					Total	Daily
1	BRF.PR.A	6,849,533	6,849,533	14,051	684,953	3,512
2	BRF.PR.B	3,110,531	3,110,531	2,803	311,053	1,000
3	BRF.PR.C	9,961,399	9,961,399	8,963	996,139	2,240
5	BRF.PR.E	7,000,000	4,114,504	2,773	411,450	1,000
6	BRF.PR.F	7,000,000	7,000,000	4,152	700,000	1,038

4.	Calculated as at July 2, 2021.
5.	For the 6 months ended June 30, 2021.
6.	In accordance with TSX rules, any daily repurchases with respect to the Series 2 Preferred Shares and the Series 5 Preferred Shares would be limited to 1,000 Preferred Shares of such series.

Repurchases under each normal course issuer bid are authorized to commence on July 9, 2021 and each normal course issuer bid will terminate on July 8, 2022, or earlier should Brookfield Renewable or BRP Equity, as applicable, complete its repurchases under its respective normal course issuer bid prior to such date.

Under Brookfield Renewable’s prior normal course issuer bid that commenced on July 9, 2020 and expires on July 8, 2021, Brookfield Renewable previously sought and received approval from the TSX to repurchase up to 288,549 Series 5 Preferred Units, 700,000 Series 7 Preferred Units, 800,000 Series 9 Preferred Units, 1,000,000 Series 11 Preferred Units, 1,000,000 Series 13 Preferred Units and 700,000 Series 15 Preferred Units. Brookfield Renewable has not repurchased any Preferred Units in the past 12 months.

Under BRP Equity’s prior normal course issuer bid that commenced on July 9, 2020 and expires on July 8, 2021, BRP Equity previously sought and received approval from the TSX to repurchase up to 684,873 Series 1 Preferred Shares, 311,053 Series 2 Preferred Shares, 996,139 Series 3 Preferred Shares, 411,450 Series 5 Preferred Shares and 700,000 Series 6 Preferred Shares. BRP Equity has not repurchased any Preferred Shares in the past 12 months.

All purchases of the Preferred Units and Preferred Shares will be effected through the facilities of the TSX and/or alternative trading systems, and all Preferred Units and Preferred Shares acquired under the applicable normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws.

From time to time, when Brookfield Renewable or BRP Equity does not possess material non-public information about itself or its securities, it may enter into automatic purchase plans with its broker to allow for the purchase of Preferred Units or Preferred Shares, as applicable, at times when it ordinarily would not be active in the market due to its own internal trading blackout periods and insider trading rules. Any such plans entered into with the broker of Brookfield Renewable or BRP Equity will be adopted in accordance with applicable Canadian securities laws. The series of Preferred Units and Preferred Shares subject to an automatic purchase plan may vary. Outside of these periods, Preferred Units and Preferred Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

Brookfield Renewable Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 27,000 megawatts development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $600 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:

Media:	Investors:
Claire Holland	Robin Kooyman
Senior Vice President – Communications	Senior Vice President – Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	robin.kooyman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws. Forward-looking statements and information may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements and information can be identified by the use of words such as “believes” and “may” or variations of such words and phrases and include statements regarding the expected redemption of Brookfield Renewable’s Series 9 Preferred Units, potential future purchases by Brookfield Renewable of its Preferred Units and by BRP Equity of its Preferred Shares pursuant to their respective normal course issuer bids and, as applicable, automatic repurchase plans. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Units or the Preferred Shares or the stock exchanges generally; and other risks and factors described in the documents filed by Brookfield Renewable with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Renewable’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.